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                                                                  EXHIBIT 4.14



                               February 10, 1997



Safeway Inc.
5918 Stoneridge Mall Road
Pleasanton, CA  94588

Attention:       Mr. Julian Day
                 Chief Financial Officer

Gentlemen:

                 Bankers Trust Company ("Bankers") is pleased to confirm that it is willing to provide to Safeway Inc. (the "Company") and its subsidiaries, The Vons Companies, Inc. ("Vons" and, together with the Company, the "Domestic Borrowers"), and Canada Safeway Limited (the "Canadian Borrower"), up to $500,000,000 of the credit facilities outlined in this letter and the attached Summary of Terms (the "Credit Facilities"). The Credit Facilities will consist of a $2,000,000,000 five year revolving credit facility (the "Tranche A Facility") and a $1,000,000,000 364 day revolving credit facility convertible into a two year term facility as provided in the Summary of Terms attached hereto (the "Tranche B Facility"). The Tranche A Facility and the Tranche B Facility will be available for borrowings by the Domestic Borrowers (such facilities available to the Domestic Borrowers, the "Domestic Facilities"). $400,000,000 of the Tranche A Facility will be available for borrowings by the Canadian Borrower (such facility available to the Canadian Borrower, the "Canadian Facility"). The aggregate amount of the Credit Facilities will be $3,000,000,000. Certain of the terms of each of the Credit Facilities are set forth in the Summary of Terms attached hereto.

                 Bankers understands that the Credit Facilities will be used to refinance the existing bank indebtedness of the Domestic Borrowers and the Canadian Borrower (the "Refinancing"), to pay fees and expenses to effect such Refinancing, to purchase certain common stock of the Company upon the closing of the Credit Facilities and thereafter as provided in the Summary of Terms attached hereto and for general corporate purposes.

                 Bankers will use its best efforts to arrange for other banks, financial institutions or other "accredited investors" (as defined in SEC Regulation D; each such bank, financial institution and accredited investor, including Bankers, being a
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Safeway Inc.
February 10, 1997                                                       Page 2


"Lender" and collectively, the "Lenders") to provide the balance of the Credit Facilities, and Bankers will act as administrative agent for the Lenders.

                 Bankers' willingness to provide the financing described in this letter is subject to its continuing satisfaction with the condition (financial or otherwise), assets, business and operations of the Company and its subsidiaries and to the satisfaction of the conditions to be set forth in the definitive documentation relating to the Credit Facilities including, without limitation, those conditions set forth in the attached Summary of Terms. In the event that Bankers' continuing review of the Company and its subsidiaries discloses information relating to conditions or events not previously disclosed to Bankers which Bankers believes have a material adverse impact on the condition, assets, business or operations of the Company and its subsidiaries taken as a whole or the Canadian Borrower and its subsidiaries taken as a whole or any such conditions set forth in such definitive documentation are not satisfied, Bankers may, in its sole discretion, suggest alternative financing amounts or structures that ensure adequate protection for the Lenders or decline to participate in the proposed financing.

                 The costs and expenses (including the fees and expenses of counsel to Bankers and reasonable out-of-pocket expenses of Bankers) arising in connection with the preparation, execution and delivery of this letter and the definitive financing agreements and syndication of the Credit Facilities shall be for your account and you agree jointly and severally to indemnify and hold harmless each of the Lenders (including Bankers) and each director, officer, employee and affiliate thereof (each an "indemnified person") in connection with any losses, claims, damages, liabilities or other expenses to which a Lender or such indemnified persons may become subject, insofar as such losses, claims, damages, liabilities (or actions or other proceedings commenced or threatened in respect thereof) or other expenses arise out of or in any way relate to or result from the actions of the Company or any of its Subsidiaries in connection with the Refinancing or from any of the statements contained in this letter or relating to the extension of the financing contemplated by this letter, or in any way arising from any use or intended use of the proceeds of any of the loans contemplated by this letter, and to reimburse each of the Lenders and each indemnified
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Safeway Inc.
February 10, 1997                                                       Page 3



person for any legal or other expenses incurred in connection with investigating, defending or participating in any such loss, claim, damage, liability or action or other proceeding (whether or not such Lender or any such person is a party to any action or proceeding out of which any such expenses arise); provided, however, that the indemnity contained herein shall not apply to the extent that such losses, claims, damages, liabilities or other expenses result from the gross negligence or willful misconduct of such Lender or indemnified person. The obligations to indemnify each Lender and such indemnified persons and pay such expenses shall remain effective regardless of whether a definitive financing agreement is executed. Neither Bankers nor any other Lender shall be responsible or liable to the other party or any other person for consequential damages which may be alleged as a result of this letter.

                 Bankers' offer will terminate on February 21, 1997, unless on or before that date you sign and return an enclosed counterpart of this letter together with an executed copy of the accompanying letter concerning certain fee arrangements. The Credit Facilities referred to herein shall in no event be available unless the Refinancing has been consummated on or prior to June 3, 1997.

                 This letter agreement shall be construed in accordance with the internal laws of the State of New York. This letter agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument.
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Safeway Inc.
February 10, 1997                                                       Page 4



                 Bankers appreciates having been given the opportunity by you to be involved in this transaction.

                                              Very truly yours,

                                              BANKERS TRUST COMPANY


                                              By: /s/ Bruce D. Classon
                                                  -----------------------------
                                              Title: Senior Managing Director
                                                     --------------------------



AGREED AND ACCEPTED THIS

20th day of February, 1997

SAFEWAY INC.


By: /s/ Julian C. Day
    ---------------------------
Title: Chief Financial Officer
       ------------------------